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[COLEMAN CABLE LOGO]

                                 August 4, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:  Coleman Cable, Inc.
                       Registration Statement on Form S-4
                       File No. 333-124334
                       --------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned registrant respectfully requests that the effective date for the above-captioned Registration Statement be accelerated so that such Registration Statement, as amended, will become effective at 3:00 p.m. EDT on August 5, 2005, or as soon thereafter as possible.

         Coleman Cable, Inc. acknowledges to the Securities and Exchange Commission (the "Commission") its responsibilities under the Act as such responsibilities relate to the proposed public offering of the securities specified in the above-captioned Registration Statement. Coleman Cable, Inc. also acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Very truly yours,

                                   COLEMAN CABLE, INC.

                                   By:  /s/  Richard N. Burger
                                        ------------------------------------

                                   Richard N. Burger
                                   Executive Vice President, Chief Financial
                                   Officer, Secretary and Treasurer



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COLEMAN CABLE, INC.      1586 South Lakeside Drive      Tel 847-672-2300            Fax 847-689-9099
                         Waukegan, Illinois 60085       Toll-Free 800-323-9355      Web www.colemancable.com
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